Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
 OF FEBRUARY 6, 2012

DATE, TIME AND PLACE:  On February 6, 2012 at 8:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal – Piso Metrô, room 3, in the city and state of São Paulo.

CHAIR:    Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the account statements for the fiscal year ending December 31, 2011, the Fiscal Councilors resolved to register the following opinion:

"The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., in the use of their duties as provided for in law and in the articles of incorporation, have examined the Management Report and Financial Statements for the fiscal year ended on 12.31.2011. Based upon the examinations made, and in accordance with the report presented by PricewaterhouseCoopers Auditores Independentes, with no exception, they are of opinion that such documents reflect appropriately the economic, financial and proprietary condition of the Company and may be submitted to consideration and approval by the Shareholders.”

CONCLUSION: There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been drafted, read and approved, were signed by all those present. São Paulo-SP, February 6, 2012. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini  – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer